[Letterhead of Chambers Street Properties]

October 23, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Coy Garrison

RE:	Chambers Street Properties
Registration Statement on Form S-4
File No. 333-206871

Dear Mr. Garrison:

Chambers Street Properties (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 9:30 a.m., October 27, 2015, or as soon thereafter as practicable.

In connection with that request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Steven J. Williams of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3257. Thank you for your continued assistance.

Sincerely,

/s/ Hugh S. O’Beirne, Esq.

Hugh S. O’Beirne, Esq. Executive Vice President and General Counsel Chambers Street Properties

cc:	Edward J. Matey Jr., Gramercy Property Trust Inc.
Martin A. Reid, Chambers Street Properties
Steven J. Williams, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Jason D. Myers, Esq., Clifford Chance US LLP
Robin Panovka, Esq. and Karessa L. Cain, Esq., Wachtell, Lipton, Rosen & Katz
James W. McKenzie, Jr., Morgan, Lewis & Bockius LLP